Mail Stop 3561
                                                           November 14, 2017


Stamatios Tsantanis
Chief Executive Officer
Seanergy Maritime Holdings Corp.
16 Grigoirou Lambraki Street
166 74 Glyfada
Athens, Greece

       Re:    Seanergy Maritime Holdings Corp.
              Amendment No. 2 to Registration Statement on Form F-1 Filed November 14, 2017
              File No. 333-221058

Dear Mr. Tsantanis:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 13, 2017 letter.

Prospectus Cover page

   1. We note your response to our prior comment 1. In the first sentence following the table, please indicate the number of additional common shares subject to the underwriter's over-allotment option. Refer to Rule 430A and to Item 501(b)(2) of Regulation S-K.
 Stamatios Tsantanis
Seanergy Maritime Holdings Corp.
November 14, 2017
Page 2

       Please contact Sonia Bednarowski at (202) 551-3666 or me at (202) 551-3217 with any questions.


                                                        Sincerely,

                                                        /s/ J. Nolan McWilliams

                                                        J. Nolan McWilliams
                                                        Attorney-Advisor
                                                        Office of
Transportation and Leisure


cc:    Gary J. Wolfe, Esq.
       Seward & Kissel LLP